Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Twenty One Capital, Inc.

Commission File No. 333-290246

Date: December 3, 2025

As previously disclosed, on April 22, 2025, Cantor Equity Partners, Inc. (“CEP”), a Cayman Islands exempted company, and Twenty One Capital, Inc., a Texas corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company (“Twenty One”), Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

Brandon Lutnick, Chief Executive Officer of CEP, made below communication on X.com regarding the below video.

On December 1, 2025, Jack Mallers, Co-Founder an Chief Executive Officer of Pubco, posted video on his X account announcing the Extraordinary General Meeting of the shareholders of Cantor Equity Partners, Inc. to approve the Business Combination Agreement and transcript is below.

Jack Mallers: Yo, what is going on guys? I’ve got some exciting news in regards to Twenty One. Twenty One, the Bitcoin company. I co-founded the business with Tether, our largest outside investor and partner is SoftBank, and we’ve been attempting to take the company public via de-SPAC with Cantor Equity Partners. The exciting news, Cantor Equity Partners shareholder meeting to approve the business combination with Twenty One is this Wednesday, December 3rd at 10 a.m.. Why is that so exciting? What’s the relevance? Well, assuming a positive outcome that would allow Twenty One to close the business combination and publicly list under the ticker XXI on a stock exchange and officially operate the business publicly. I know so many of you guys have been excited about that possible outcome. I certainly have been. There’s no doubt and no secret about that. So why am I making a video about it? Well, this, in my opinion, is one of the most badass parts about Twenty One, is we are going to be significantly held by retail, which is fairly unique. Usually in these type of SPAC transactions, when you have a shareholder vote, and this isn’t for every company, but I would say traditionally, it is concentrated with institutions. The shareholder base is not very decentralized, it’s not very distributed, and so these shareholder meetings don’t have that many inputs. For us, that’s not the case. Twenty One will be significantly held by retail, which I think speaks to Bitcoin, the mission. It’s a bottoms up movement. My focus throughout my career on the everyday individual, Tether as a business. So, it’s very, very , and it’s very, very cool. But when we were talking to our team and our lawyers, they’re saying, hey, um, how do you want to tell retail and people out in the Bitcoin industry that there is a shareholder vote, that if the transaction gets approved, the business could go public as soon as next week.

Jack Mallers: They want, whatever, emails and all sorts of stuff that’s just not us. And I said, I’m gonna get out my phone, record a video, and I’m gonna tweet it. That’s my preference of, we believe in transparency, authenticity, credibility, we’re bitcoiners. It’s the Bitcoin company built by bitcoiners for bitcoiners. So I wanted everyone that follows me to know that, if you are a CEP shareholder, we hope that you cast a vote. To be very clear, I cannot and will not tell you how to vote, but if you are a shareholder, we hope you participate and cast your vote by December 3rd at 10 a.m., and if the outcome is positive, as soon as next week, we can begin our journey as a public company, which is very, very, very exciting. If you want to vote, you can contact your broker. It depends on where you bought the stock, but you contact your broker, and you can likely vote through there. But, this is very much our style, directly to the people, directly to our shareholders, transparency, authenticity, clarity. Uh, we want to be the Bitcoin company. So with that, if you guys have questions, please leave them below. I’m happy to answer them, to which I’m allowed. And I’m looking forward to the next few weeks. Really, really exciting times. Take care guys.

Additional Information and Where to Find It

In connection with their pending business combination, Pubco and Twenty One have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which include a preliminary proxy statement of CEP and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Business Combination and certain convertible senior secured notes offering and common equity PIPE financings (the “PIPE Offerings” and, together with the Business Combination, the “Proposed Transactions”). The definitive proxy statement and other relevant documents have been mailed to shareholders of CEP as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEP and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Report does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEP AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEP’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEP, TWENTY ONE, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEP and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The convertible notes of Pubco and the CEP Class A ordinary shares to be issued in the PIPE Offerings have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEP, Twenty One, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEP’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEP’s securities are, or will be, contained in CEP’s filings with the SEC, including CEP’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEP’s shareholders in connection with the Proposed Transactions, including the names and interests of the directors and executive officers of CEP, Twenty One and Pubco, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

The information contained in this Report is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEP, Twenty One or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This Report contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving CEP, Pubco and Twenty One, including expectations, intentions, plans, prospects regarding CEP, Pubco, Twenty One and the Proposed Transactions and statements regarding the anticipated timing of the completion of the Proposed Transactions, assets held by Pubco, use of proceeds and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Report, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEP’s securities; the risk that the Proposed Transactions may not be completed by CEP’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of CEP’s shareholders, or any of the PIPE Offerings; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEP’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEP Class A ordinary shares or the shares of Class A common stock of Pubco, par value $0.01 per share (“Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; the outcome of any potential legal proceedings that may be instituted against CEP, Pubco, Twenty One or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that CEP, Pubco and/or Twenty One filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEP, dated as of August 12, 2024 and filed by CEP with the SEC on August 13, 2024, CEP’s Quarterly Reports on Form 10-Q, CEP’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Twenty One and the Proxy Statement/Prospectus contained therein, and other documents filed by CEP, Twenty One and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither CEP, Twenty One nor Pubco presently know or that CEP, Twenty One and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of CEP, Twenty One and Pubco assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CEP, Twenty One nor Pubco gives any assurance that either CEP, Twenty One or Pubco will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by CEP, Twenty One or Pubco or any other person that the events or circumstances described in such statement are material.

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